THE AMERICAN FUNDS TAX-EXEMPT SERIES I

INVESTMENT ADVISORY AND SERVICE AGREEMENT

THIS investment advisory and service AGREEMENT, dated and effective as of the 1st day of August, 2014, is made and entered into by and between THE AMERICAN FUNDS TAX-EXEMPT SERIES I, a Delaware statutory trust, (the “Trust”), and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation (the “Investment Adviser”).

W I T N E S S E T H

The Trust is an open-end diversified investment company of the management type, registered under the Investment Company Act of 1940, as amended (the “1940 Act”) that consists of a series of funds set forth on Exhibit A (each a “Fund” and collectively, the “Funds”) and may offer additional series in the future. The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Trust and to other investment companies.

NOW, THEREFORE, in consideration of the premises and the mutual undertaking of the parties, it is covenanted and agreed as follows:

1. The Trust hereby employs the Investment Adviser to provide investment advisory and fund administration services to the Trust, as set forth herein. The Investment Adviser hereby accepts such employment and agrees to render the services to the extent herein set forth, for the compensation herein provided. The Investment Adviser shall, for all purposes herein, be deemed an independent contractor and not an agent of the Trust.

2. (a) The Investment Adviser shall provide general management services to the Trust, including overall supervisory responsibility for the general management and investment of each Fund’s assets, giving due consideration to the policies of each Fund as expressed in the Trust’s agreement and declaration of trust, by-laws, registration statement under the 1940 Act and registration statement under the Securities Act of 1933, as amended (the “1933 Act”), as well as to the factors affecting each Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended.

(b) The Investment Adviser may delegate its investment management responsibilities under paragraph 2(a), or any portion thereof, to one or more entities that are direct or indirect subsidiaries of the Investment Adviser or at least majority owned subsidiaries of The Capital Group Companies, Inc. and registered as investment advisers under the Investment Advisers Act of 1940 (each a “Subsidiary”), pursuant to an agreement between the Investment Adviser and the Subsidiary (the “Subsidiary Agreement”). The Subsidiary Agreement with any Subsidiary to which the Investment Adviser proposes to delegate its investment management responsibilities must be approved by the Trust’s Board of Trustees, including a majority of the Trustees who are not parties to this Agreement nor interested persons of any such party within the meaning of the 1940 Act (“Independent Trustees”). Any delegation of duties pursuant to this paragraph shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order of the Securities and Exchange Commission (“SEC”), or similar relief.

(c) The Investment Adviser will, subject to the review and approval of the Board of Trustees of the Trust: (i) set each Fund’s overall investment strategies; (ii) except to the extent delegated to one or more Subsidiaries, have full investment discretion for each Fund and make all determinations with respect to the investment of each Fund’s assets, the purchase and sale of portfolio securities with those assets, and any steps that may be necessary to implement any investment decisions; (iii) evaluate, select and recommend Subsidiaries to manage all or a part of each Fund’s assets; (iv) when appropriate, allocate and reallocate each Fund’s assets among multiple Subsidiaries; (v) monitor and evaluate the performance of Subsidiaries; and (vi) implement procedures reasonably designed to ensure that the Subsidiaries comply with each Fund’s investment objective, policies and restrictions. The Investment Adviser shall be solely responsible for paying the fees of any Subsidiary.

(d) Any Subsidiary Agreement may provide that the Subsidiary, subject to the control and supervision of the Trust’s Board of Trustees and the Investment Adviser, shall have full investment discretion for each Fund and shall make all determinations with respect to (i) the investment of each Fund’s assets assigned to the Subsidiary; (ii) the purchase and sale of portfolio securities with those assets, and (iii) any steps that may be necessary to implement an investment decision. The Investment Adviser shall periodically evaluate the continued advisability of retaining any Subsidiary and shall make recommendations to the Trust’s Board of Trustees, as needed.

(e) The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and recordkeeping functions of the Trust, including the daily determination of net asset value per share. The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without any additional compensation from the Trust. The Investment Adviser shall also, at its expense, provide the Trust with necessary office space (which may be in the offices of the Investment Adviser); all necessary office equipment and utilities; and general purpose forms, supplies, and postage used at the offices of the Trust.

(f) The Investment Adviser shall maintain (and cause each Subsidiary to maintain) all books and records with respect to each Fund’s investment management activities that are required to be maintained pursuant to the 1940 Act and the rules thereunder, as well as any other applicable legal requirements. The Investment Adviser acknowledges and agrees that all such records are the property of the Trust, and it shall maintain and preserve such records in accordance with applicable law and provide such records promptly to the Trust upon request.

(g) The Investment Adviser shall prepare and submit and/or cause a Subsidiary to prepare and submit to the Trust all data on the performance of its duties as investment adviser for required filings with governmental agencies or for the preparation of reports to the Board of Trustees or the shareholders of each Fund.

(h) The Investment Adviser shall furnish and/or cause a Subsidiary to prepare and submit from time to time such other appropriate information as may be reasonably requested by the Trust.

3. Each Fund shall pay all its expenses not assumed by the Investment Adviser as provided herein. Such expenses shall include, but shall not be limited to, expenses incurred in connection with the organization of each Fund, its qualification to do business in the State of California, and its registration as an investment company under the 1940 Act; custodian, stock transfer and dividend disbursing fees and expenses; service and distribution expenses pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act; expenses incurred for shareholder servicing, recordkeeping, transactional services, tax and informational returns and fund and shareholder communications; costs of designing and of printing and mailing to its shareholders reports, prospectuses, proxy statements, and notices to its shareholders; taxes; expenses of the issuance, sale, redemption, or repurchase of shares of each Fund (including registration and qualification expenses); legal and auditing fees and expenses; compensation, fees, and expenses paid to Independent Trustees; association dues; and costs of any share certificates, stationery and forms prepared exclusively for the Trust or each Fund.

4. (a) Each Fund shall pay to the Investment Adviser on or before the tenth (10th) day of each month, as compensation for the services rendered by the Investment Adviser during the preceding month a fee calculated at the annual rate of:

0.300% on first $60 million of net assets,

plus 0.210% on net assets over $60 million but not to exceed $1 billion,

plus 0.180% on net assets over $1 billion, plus

3.000% of the first $3,333,333 of monthly gross income and

2.500% of monthly gross income over $3,333,333.

(b) Such fee shall be accrued daily and the daily rate shall be computed based on the actual number of days per year. For the purposes hereof, the net assets of each Fund shall be determined in the manner set forth in the agreement and declaration of trust and registration statement of the Trust. The income portion shall be accrued daily and “gross income” for this purpose shall be determined in the same manner as gross income is determined for and reported in financial statements and shall not include gains or losses from the sale of securities. The advisory fee shall be payable for the period commencing on the date on which operations of each Fund begin and ending on the date of termination hereof and shall be prorated for any fraction of a month at the beginning or the termination of such period.

5. This Agreement may be terminated, with respect to a Fund, at any time, without payment of any penalty, by the Trustees of the Trust or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of such Fund, on sixty (60) days’ written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Trust or such Fund. Unless sooner terminated in accordance with this provision, this Agreement shall continue until July 31, 2015. It may thereafter be renewed from year to year by mutual consent, provided that such renewal shall be specifically approved at least annually by the Board of Trustees of the Trust, or by vote of a majority (within the meaning of the 1940

Act) of the outstanding voting securities of such Fund. In either event, any such renewal must be approved by a majority of the Independent Trustees at a meeting called for the purpose of voting on such approval.

6. This Agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the 1940 Act) by the Investment Adviser shall automatically be terminated forthwith.

7. Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, or distribution services for other investment companies and other persons or companies, nor to prohibit affiliates of the Investment Adviser from engaging in such businesses or in other related or unrelated businesses.

8. The Investment Adviser shall not be liable to the Trust or its shareholders for any error of judgment, for any mistake of law, for any loss arising out of any investment or for any act, or omission not involving willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties hereunder.

9. The obligations of the Trust under this Agreement are not binding upon any of the Trustees, officers, employees, agents or shareholders of the Trust individually, but bind only the Trust’s estate. The Investment Adviser agrees to look solely to the assets of the Trust or each Fund for the satisfaction of any liability in respect of the Trust or each Fund under this Agreement and will not seek recourse against such Trustees, officers, employees, agents or shareholders, or any of them, or any of their personal assets for such satisfaction.

10. The Trust acknowledges and agrees that the names, “American Funds” and “Capital” or any derivatives thereof or logo associated with those names are the valuable property of the Investment Adviser and its affiliates, and that the Trust shall have the right to use such names (or derivatives or logos) only so long as this Agreement shall continue in effect. Upon termination of this Agreement the Trust shall forthwith cease to use such names (or derivatives or logos).

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their duly authorized officers.

THE AMERICAN FUNDS	CAPITAL RESEARCH AND
TAX-EXEMPT SERIES I	MANAGEMENT COMPANY

By /s/ Brenda S. Ellerin	By /s/ Timothy D. Armour
Brenda S. Ellerin	Timothy D. Armour
President and	Chairman and
Principal Executive Officer	Principal Executive Officer

By /s/ Jennifer L. Butler	By /s/ Michael J. Downer
Jennifer L. Butler	Michael J. Downer
Secretary	Senior Vice President and Secretary

Exhibit A

The Tax-Exempt Fund of Maryland

The Tax-Exempt Fund of Virginia